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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER

8-69679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **QUANTEDGE CAPITAL USA INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 MADISON AVENUE
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Lowen   212 326-6933

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – if individual, state last, first, middle name)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Trading and Markets

FEB 2 4 2020





OATH OR AFFIRMATION

I, Daniel Lowen _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUANTEDGE CAPITAL USA INC. _____, as of December 31, _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

QUANTEDGE CAPITAL USA INC.

INDEX

December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Stockholder of
Quantedge Capital USA, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quantedge Capital USA, Inc.
(the Company) as of December 31, 2019, and the related notes (collectively referred to as the statement of
financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects,
the financial position of the Company as of December 31, 2019, in conformity with accounting principles
generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is
to express an opinion on the Company's statement of financial condition based on our audit. We are a public
accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB)
and are required to be independent with respect to the Company in accordance with the U.S. federal
securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the statement of financial
condition is free of material misstatement, whether due to error or fraud. Our audit included performing
procedures to assess the risks of material misstatement of the statement of financial condition, whether due
to error or fraud, and performing procedures that respond to those risks. Such procedures included
examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial
condition. Our audit also included evaluating the accounting principles used and significant estimates made
by management, as well as evaluating the overall presentation of the statement of financial condition.
We believe that our audit provided a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2018.

New York, New York
February 14, 2020

QUANTEDGE CAPITAL USA INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

Assets

Cash	$	750,212
Prepaid Expenses and other assets		35,016
Total Assets	$	785,228

Liabilities and Stockholder's Equity

Liabilities

Due to Affiliate	$	14,408
Accounts Payable and Accrued Expenses		57,971
Total Liabilities		72,379

Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	569,990
Retained Earnings	142,849
Total Stockholder's Equity	712,849
Total Liabilities and Stockhlder's Equity	$ 785,228

QUANTEDGE CAPITAL USA INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Nature of Business

Quantedge Capital USA, Inc. (the "Company") was organized as a corporation in the state of Delaware on August 21, 2015. The Company is 100% owned by Quantedge Inc. (the Parent). The Company was organized to engage solely in marketing and facilitating the private placement of investments in Quantedge Global Fund, also 100% owned by the Parent. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") effective March 30, 2016. In addition, the Company is a member of Securities Investor Protection Corporation ("SIPC") and National Futures Association (NFA). On February 1, 2017, the Company changed its registration status from full service Broker-Dealer to a Capital Acquisition Broker.

2. Summary of significant account policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Management has analyzed the tax positions taken and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

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QUANTEDGE CAPITAL USA INC.

NOTES TO FINANCIAL STATEMENTS

3. Related party transactions

Service Agreement and Due to/from Affiliate

Pursuant to a service agreement with Quantedge USA Inc., Quantedge USA Inc. an affiliate under common control. provides various services to the Company. These include rent, utilities, the use of fixed assets, travel, general office insurance and IT support. For the year ended December 31, 2019, the total amount incurred by the Company under this agreement was approximately $65,300 The Company paid approximately $66,800 in 2019, which includes approximately $15,900 that was a payable to the affiliate at December 31, 2018. The remainder of approximately $14,400 was a payable to the affiliate at December 31, 2019.

4. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was $677,833 which was $672,833 in excess of its minimum requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.11 to 1 as of December 31, 2019.

5. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2019, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

6. Concentration of Credit Risk

The Company is engaged in brokerage activities in which it engages in investment activities. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of December 31, 2019 or during the year then ended.

QUANTEDGE CAPITAL USA INC.

NOTES TO FINANCIAL STATEMENTS

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

The Company has no indemnifications to disclose at December 31, 2019 or during the year then ended.

9. Subsequent events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there are no events which took place that would have a material impact on its financial statements.

10. Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company expects to adopt the provisions of this guidance on January 1, 2019. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief.

On January 1, 2019 the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, or during the year ended December 2019 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

11. Income Taxes

The Company accounts for interest and penalties related to income tax matters and uncertain tax positions as part of Federal tax expense. There were no material interest or penalties for the year ended December 31, 2019. For the year ended December 31, 2019, the Company's provision for income taxes consisted of current federal income taxes of approximately $20,000. During the year ended December 31, 2019, the Company had no income subject to state or local taxation. There were no temporary differences that gave rise to deferred taxes as of December 31, 2019.

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